

Mailstop 3561

December 1, 2017

Scott Reed
Chief Financial Officer
LF Capital Acquisition Corp.
598 Madison Avenue
New York, New York 10022

> **Re:** **LF Capital Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 2, 2017**
> **CIK No. 0001721386**

Dear Mr. Reed:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary

Our Company, page 1

2. Please expand your summary disclosure to identify your management team and briefly describe their relevant experience(s), including in identifying and executing full-potential

acquisitions, in working with private companies in preparing for and executing initial public offerings, serving as active owners and directors, particularly for public companies, and whether they have had experience with blank check companies or special purpose acquisition companies in the past. Please refer to Item 503(a) of Regulation S-K.

Initial Business Combination, page 3

3. We note your option to pursue a business combination opportunity jointly with one or more entities affiliated with Level Field Capital, LLC, your officers, or one or more investors affiliated with your officers (an "Affiliated Joint Acquisition"). Please discuss the factors you will consider in determining whether pursuit of an Affiliated Joint Acquisition is appropriate.

Our Acquisition Process, page 5

4. Please clarify here that each of your officers and directors will also allocate their time to other businesses and is not required to commit any specified amount of time to your affairs as you disclose in your risk factor on page 44.

Anticipated expenses and funding sources, page 14

5. Please disclose here, as you do on page 58, that you do not expect that interest earning on the trust account will be sufficient to pay taxes.

Permitted purchases of public shares by our affiliates, page 15

6. Please revise your disclosure to clarify that one purpose and effect of your initial shareholders, directors, executive officers, advisors or their affiliates purchasing shares prior to your initial business combination is to influence the vote necessary to approve such a transaction and that, if true, there is no limit on the number of shares they may purchase.

Manner of conducting redemptions, page 16

7. Please disclose whether the $5,000,001 of net tangible assets is calculated before or after you pay your deferred underwriters fees and commissions.

Risk Factors

Our directors may decide not to enforce the indemnification obligation, page 33

8. Please disclose the risks associated with the fact that you have not independently verified whether your sponsor has sufficient funds to satisfy its indemnity obligations, despite the fact that you believe your sponsor's only assets to be securities of your company, and that

you have not asked your sponsor to reserve for this eventuality. Alternatively, please tell us why you believe such risk factor disclosure is not necessary.

Risks Related to the Financial Services Industry, page 37

9. Please tell us what considerations you gave to including a risk factor discussing the competition in the financial services and commercial banking industries.

We may engage in a business combination with one or more target. . ., page 45

10. We note your statements in the last paragraph of this risk factor regarding your option to pursue an Affiliated Joint Acquisition ("AJA") opportunity with Scott Reed or more investors in funds managed by BankCap Partners and that such parties may co-invest with you in the target business at the time of your initial business combination, or you could raise additional proceeds to complete the acquisition by making future issuances to such parties. Please incorporate this information under a separate risk factor with a title specifically highlighting the risks of acquiring a target business through an AJA. In such risk factor, please discuss the potential for conflicts of interest and the dilutive effect future issuances would have on your securities, among other risks.

We may attempt to simultaneously complete business combinations. . ., page 47

11. Please disclose here, as you do on page 70, that you do not intend to purchase multiple businesses in unrelated industries.

Use of Proceeds, page 57

12. We note the payments to insiders disclosed on page 22. Please ensure that this table takes into account the payments to insiders, including the loan due to insiders and the payment to Mr. Prot.

Proposed Business

Overview, page 70

13. Please identify the regulators, rating agencies and investors your management team has credibility among and disclose the basis for such credibility.

14. We note that your management team has developed an "integrated digital eco-system for community banks" which you anticipate, as stated on page 2, will minimize risks to execute your objective of generating attractive returns and create value for your shareholders. Please expand your disclosure to provide more details regarding this strategy and how you believe this strategy will minimize risks to executing your objective of generating attractive returns and creating value for shareholders.

Initial Business Combination, page 72

15. We note your disclosure that you may pursue an Affiliated Joint Acquisition opportunity with an entity affiliated with one or more investment funds. Please revise your disclosure to clarify whether the referenced investment funds would be affiliated with your company.

Stockholders May Not Have the Ability to Approve. . ., page 78

16. Please clarify that NASDAQ's listing rules would require stockholder approval if any of the instances listed in the three bullet points of this section occurred.

Limitation on Redemption upon Completion of our Initial Business Combination. . ., page 81

17. We note your disclosure that your initial shareholders, officers and directors have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of your initial business combination. Please clarify whether your affiliates are similarly restricted as public shareholders from seeking redemption rights with respect to more than an aggregate of 20% of the shares sold in this offering.

Comparison of This Offering to Those of Blank Check. . ., page 87

18. Please include in a comparison of the terms of your offering with respect to limitations on redemption rights of stockholders holding more than 20% of shares sold in this offering and tendering stock certificates to the terms of under a Rule 419 offering.

Limitation on fair value or net assets of target business, page 88

19. Please revise your disclosures to also state that NASDAQ listing rules require your initial business combination to be with one or more target businesses that have a fair market value equal to at least 80% of the balance in the trust account.

Election to remain an investor, page 89

20. Please expand your disclosure in the "Terms of Our Offering" column to clarify the amount of time that you are required to give investors to consider whether to elect to redeem their shares.

Conflicts of Interest, page 98

21. Please identify the existing conflicts of interest that your officers and directors presently have.

Description of Securities

Common Stock, page 106

22. Please provide a brief description your Class B common stock's anti-dilution provisions and the implications if you were to increase (or decrease) the size of the offering prior to consummation of the offering. Please refer to Item 202(a) of Regulation S-K.

   Please contact Danilo Castelli, Staff Attorney, at (202)551-6521 or me at (202)551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Mara L. Ransom

                                        Mara L. Ransom
                                        Assistant Director
                                        Officer of Consumer Products

cc: William N. Haddad, Esq., Cooley LLP